ACK Right Endeavors LLC
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020	For the year ended January 31, 2019
Cash flows from operating activities:		
Net loss	$ (159,197)	(596,018)
Accumulated Depreciation	90,977	72,216
Accumulated Amoritization of Other Assets	12,641	12,641
Changes in operating assets and liabilities:		
Accounts Receivable	17,109	(17,109)
Accounts Payable	(28,315)	28,315
Credit Card payable	1,346	2,947
California Department of Tax and Fee Administration Payable	1,221	1,404
Net cash used in operating activities	(64,219)	(495,604)
Cash flows from investing activities		
Computers	-	(4,444)
Machines	(5,711)	(251,593)
Other Assets	-	(11,530)
Net cash used in investing activities	(5,711)	(267,567)
Cash flows from financing activities:		
Proceeds from officer's loan	41,326	-
Proceeds from convertible note	12,302	-
Members' capital contribution	-	275,000
Net cash provided by financing activities	53,628	275,000
Net cash increase for period	(16,302)	(488,172)
Cash at beginning of period	27,962	516,134
Cash at end of year	$ 11,661	$ 27,962

Supplemental disclosure of cash flow information:

Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ 109	$ -

328,628